SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                             (Amendment No. ______)


                    International Thoroughbred Breeders, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    460491806
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Francis W. Murray
                                  P.O. Box 1232
                          Route 70 and Haddonfield Road
                              Cherry Hill, NJ 08034
                                 (856)-488-3838
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                with copies to:
                            David S. Petkun, Esquire
                                Cozen & O'Connor
                                1900 Market Street
                             Philadelphia, PA 19103
                               Fax:(215)701-2034


                      December 28, 2000 and January 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of the of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 460491806

1.   NAME OF REPORTING PERSONS. I.R.S. NUMBERS OF ABOVE PERSONS (ENTITITES ONLY)

     Francis W. Murray

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                      (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

         NUMBER OF                7. SOLE VOTING POWER
         SHARES                       3,466,666
         BENEFICIALLY             8. SHARED VOTING POWER
         OWNED BY                     0
         EACH                     9. SOLE DISPOSITVE POWER
         REPORTING                    3,466,666
         PERSON                   10.SHARED DISPOSITIVE POWER
         WITH                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,466,666

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

     Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.85%

14.  TYPE OF REPORTING PERSON

     IN


     Item 1. Security and Issuer.

          This Statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of International Thoroughbred Breeders, Inc. ("ITB"). ITB's principal executive offices are located at Route 70 and Haddonfield Road, Cherry Hill, NJ 08034.

     Item 2. Identity and Background.

          (a) Name: This statement is being filed by Francis W. Murray ("FWM").

          (b) Residence or Business Address: The business address of FWM is c/o International Thoroughbred Breeders, Inc., Route 70 and Haddonfield Road, Cherry Hill, NJ 08034.

          (c) Principal Occupation or Employment: FWM is President and Chief Executive Officer of ITB, Route 70 and Haddonfield Road, Cherry Hill, NJ 08034.

          (d) Criminal Convictions: During the past five years, FWM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Court or Administrative Proceedings: During the past five years, FWM was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: FWM is a citizen of the United States of America.

     Item  3.   Source   and   Amount   of   Funds   or   Other   Consideration.

          On or about January 3, 2001, FWM received an award of 2,500,000 shares of Common Stock from ITB as compensation. On December 28, 2000, he also received from ITB, pursuant to ITB's Stock Incentive Plan, stock options for the purchase of 2,000,000 shares of Common Stock, of which options for the purchase of 666,666 shares are presently exercisable, options for 666,667 shares will become exercisable on December 28, 2001, and options for 666,667 shares will become exercisable on December 28, 2002. Previously, FWM held options for the purchase of 300,000 shares of Common Stock.

     Item 4.  Purpose of Transaction.

          FWM received the shares of Common Stock and options for the purchase of additional shares of Common Stock reported hereby as compensation and is holding the shares for investment. FWM intends to review such investment in Common Stock on a continuing basis and may, at any time, consistent with his obligations under federal and state securities laws, determine to increase or decrease his ownership of ITB Common Stock through purchases or sales in the open market or in privately negotiated transactions. His determination to purchase or sell shares will depend on various factors, including money and stock market conditions and general economic conditions. FWM does not at this time have any plans or proposals with respect to ITB as described in Items 4(a)
- (j) of Schedule 13-D. FWM retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of ITB's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

     Item 5. Interest in Securities of the Issuer.

          (a) Beneficial Ownership: Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 and 3 of this statement are incorporated herein by reference.

               FWM is the beneficial owner of an aggregate of 3,466,666 shares of ITB Common Stock, or 27.85% of the outstanding number of shares of ITB Common Stock (including shares purchasable under stock options granted to FWM which are exercisable at the present time or would become exercisable within 60 days). Of those shares, 2,500,000 shares were issued to FWM by ITB, on or about January 3, 2001, as compensation for his extraordinary, successful effort in connection with the sales of ITB's real properties and in part as a bonus upon signing a five-year employment agreement with ITB. Further, pursuant to ITB's Stock Incentive Plan, on December 28, 2000, ITB granted stock options to FWM for the purchase of 2 million shares of ITB Common Stock, of which options for the purchase of 666,666 shares (or 1/3 of the shares subject to the options) are exercisable at the present time. An additional 1/3 of the shares (666,667 shares) subject to the options will become purchasable on December 28, 2001, and the remaining 1/3 of the shares (666,667 shares) subject to the options will become purchasable under the options on December 28, 2002. The exercise price under such options is $0.295625 per share for an aggregate of 1,116,279 of the option shares, and $0.26875 per share for an aggregate of 883,721 of the option shares.

          Prior to the foregoing stock award and option grant, FWM held options for the purchase of 300,000 shares of Common Stock, which are presently exercisable at $5.00 per share.

          (b) Voting and Dispositive Power:

               FWM has sole voting and dispositive power with respect to the 2,500,000 shares of Common Stock presently owned by him and, upon his purchase under the stock options, would have sole voting and dispositive power over the shares so purchased.

          (c) Transactions During Past Sixty Days:

               Other than as set forth in Item 5(a), FWM has not made any purchase or sale of ITB securities during the 60 days preceding the date of this filing.

          (d) Dividends and Proceeds:

               Not applicable.

          (e) Date Ceased To Be Beneficial Owner of More Than 5% of ITB Stock:

               Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understanding or relationships of or by FWM with regard to the securities of ITB, except that the stock options granted to FWM by ITB on December 28, 2000, are subject to ITB's Stock Incentive Plan.

          Pursuant to ITB's Stock Incentive Plan (the "Plan"), the options granted to FWM are subject to the vesting requirements described in Item 5 above. The options for an aggregate of 1,116,279 shares of Common Stock are intended to qualify as incentive stock options within the meaning of the Internal Revenue Code of 1986, and are not transferrable by FWM except, on death, by will or the laws of descent and distribution, and may be exercised during his lifetime only by him. Options for an aggregate of 883,721 shares of Common Stock are non-qualified (non-incentive) stock options and are transferable by gift (or on death) to FWM's family members or to trusts or other entities for the benefit of FWM's family members. The Plan contains anti-dilution provisions whereby the number of shares purchasable under options would be adjusted in the event of a stock split, stock dividend, combination of shares or other specified transactions involving ITB Common Stock. The options granted to FWM have been granted in tandem with stock appreciation rights under which FWM may surrender the stock option, in whole or in part, in exchange for payment by ITB (in cash or in shares of Common Stock, at ITB's discretion) of an amount equal to the fair market value of the shares of Common Stock subject to such option, or portion thereof, so surrendered over the exercise price under the option.

     Item 7. Material to be Filed as Exhibits.

          The   following   is  filed  as  an  exhibit   hereto:   International
Thoroughbred Breeders, Inc. Stock Incentive Plan.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 s/ Francis W. Murray
                                                ---------------------
                                                     (Signature)

Dated: January 5, 2001

                                                   Francis W. Murray
                                                  ------------------
                                                     (Name/Title)

                                    EXHIBIT 1

                    INTERNATIONAL THOROUGHBRED BREEDERS, INC.

                              STOCK INCENTIVE PLAN

Exhibit 1
                   INTERNATIONAL THOROUGHBRED BREEDERS, INC.


                              STOCK INCENTIVE PLAN


     1. Purpose. International Thoroughbred Breeders, Inc. a Delaware corporation (the "Company"), hereby adopts the International Thoroughbred Breeders, Inc. Stock Incentive Plan (the "Plan"). The Plan is intended to recognize the contributions made to the Company by employees (including employees who are members of the Board of Directors), non-employee directors of the Company and certain consultants and advisors of the Company or any
Affiliate, to provide such persons with additional incentive to devote themselves to the future success of the Company or an Affiliate, and to improve the ability of the Company or an Affiliate to attract, retain, and motivate persons upon whom the Company's sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company through receipt of rights to acquire the Company's Common Stock, $2.00 par value (the "Common Stock"), and through the transfer or issuance of Common Stock.

     2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

          "Act" shall mean the Securities Act of 1933.

          "Affiliate" shall mean a corporation which is a parent corporation or a subsidiary corporation with respect to the Company within the meaning of
Section 424(e) or (f) of the Code.

          "Award" shall mean a transfer of Common Stock or a grant of an SAR, as the context dictates, made pursuant to the terms of the Plan.

          "Award Agreement" shall mean the agreement between the Company and a Grantee with respect to an Award or an SAR Award made pursuant to the Plan.

          "Board of Directors" or "Board" shall mean the Board of Directors of the Company.

          "Change of Control" shall have the meaning as set forth in Section 9 of the Plan.

          "Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Committee" shall have the meaning set forth in Section 3 of the Plan.

          "Common Stock" shall have the meaning set forth in Section 1 of the Plan.

          "Company" shall mean International Thoroughbred Breeders, Inc, a Delaware corporation.

          "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code.

          "Employee" shall mean an employee of the Company or an Affiliate.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Fair Market Value" shall have the meaning set forth in Subsection 8(b) of the Plan.

          "Freestanding SAR" shall mean an SAR that is granted independently of any Option, as described in Section 11.

          "Grantee" shall mean a person to whom an Award or an SAR Award has been granted pursuant to the Plan.

          "ISO" shall mean an Option granted under the Plan which is intended to qualify as an "incentive stock option" within the meaning of Section 422(b) of the Code.

          "Non-Employee Director" shall mean a member of the Board of Directors of the Company who is both a "non-employee" of the Company within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code.

          "Non-qualified Stock Option" shall mean an Option granted under the Plan which is not intended to qualify, or otherwise does not qualify, as an "incentive stock option" within the meaning of Section 422(b) of the Code.

          "Option" shall mean either an ISO or a Non-qualified Stock Option granted under the Plan.

          "Optionee" shall mean a person to whom an Option has been granted under the Plan, which Option has not been exercised and has not expired or terminated.

          "Option Document" shall mean the document described in Section 8 of the Plan, as applicable, which sets forth the terms and conditions of each grant of Options under the Plan.

          "Option Price" shall mean the price at which Shares may be purchased upon exercise of an Option, as calculated pursuant to Subsection 8(b) of the Plan.

          "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act.

          "SAR" shall have the meaning set forth in Section 11 of the Plan.

          "Section 16 Person" shall mean any person who is an "officer" or "director" within the meaning of Rule 16a-1(f) promulgated under the Exchange Act or any successor rule.

          "Shares" shall mean the shares of Common Stock of the Company which are the subject of Options, SARs or granted as Awards under the Plan.

          "Tandem SAR" shall mean an SAR that is granted in connection with a related Option pursuant to Section 11.

     3. Administration of the Plan. The Board of Directors may administer the Plan itself or may designate a committee or committees composed of two or more of members of the Board of Directors. At the discretion of the Board of Directors, a separate committee may be designated consisting of two or more Non-Employee Directors to operate and administer the Plan with respect to only
Section 16 Persons or such other persons as deemed appropriate by the Board of Directors, while appointing another committee or itself to administer the Plan with respect to all other persons eligible to participate in the Plan. Any such committee or committees designated by the Board of Directors, and the Board of Directors itself in its administrative capacity with respect to the Plan, is referred to as the "Committee."

          (a) Meetings. The Committee shall hold meetings at such times and places as it may determine, shall keep minutes of its meetings, and shall adopt, amend and revoke such rules or procedures as it may deem proper; provided, however, that it may take action only upon the agreement of a majority of the whole Committee. Any action which the Committee shall take through a written instrument signed by a majority of its members shall be as effective as though it had been taken at a meeting duly called and held.

          (b) Indemnification. Service on the Committee shall constitute service as a member of the Board of Directors of the Company. Each member of the Committee shall be entitled, without further act on his or her part, to indemnity from the Company and limitation of liability to the fullest extent provided by applicable law and by the Company's Certificate of Incorporation and/or By-laws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Options thereunder in which he or she may be involved by reason of his or her being or having been a member of the Committee, whether or not he or she continues to be such member of the Committee at the time of the action, suit or proceeding.

          (c) Interpretation. The Committee shall have the power and authority to interpret the Plan and to adopt rules and regulations for its administration that are not inconsistent with the express terms of the Plan. Any such actions by the Committee shall be final, binding and conclusive on all parties in interest.

     4. Grants and Awards under the Plan. Under the Plan, the Committee may, in its discretion, grant Options in the form of Non-qualified Stock Options and ISOs, Awards of Common Stock or a combination thereof. The Committee may also grant Tandem SARs or Freestanding SARs pursuant to Section 11.

     5. Eligibility. All Employees, members of the Board of Directors and consultants and advisors to the Company shall be eligible to receive Options and Awards hereunder. Consultants and advisors shall be eligible only if they render bona fide services to the Company unrelated to the offer or sale of securities; provided, however, that the limitation contained in this sentence shall not apply to the extent that the inapplicability of such limitation will not disqualify the Common Stock from being eligible for registration on Form S-8 (or any successor form) under the Act. The Committee, in its sole discretion, shall determine whether an individual qualifies as an Employee.

     6. Shares Subject to Plan. The aggregate maximum number of Shares for which Awards or Options may be granted pursuant to the Plan is four million (4,000,000). The number of Shares which may be issued under the Plan shall be further subject to adjustment in accordance with Section 10. The Shares shall be issued from authorized and unissued Common Stock or Common Stock held in or hereafter acquired for the treasury of the Company. If an Option terminates or expires without having been fully exercised for any reason or if Shares subject to an Award have been conveyed back to the Company pursuant to the terms of an Award Agreement, the Shares for which the Option was not exercised or the Shares that were conveyed back to the Company may again be the subject of one or more Options or Awards granted pursuant to the Plan.

     7. Term of the Plan. This Plan shall become effective upon its adoption by the Board, and Options and Awards may be issued upon such adoption and from time to time thereafter; provided, however, that the Plan shall be submitted to the holders of the Company's Common Stock for their approval at the next annual meeting of shareholders, or prior thereto at a special meeting of shareholders expressly called for such purpose; and provided further, that the approval of the Company's Common Stockholders shall be obtained within 12 months of the date of adoption of the Plan. If the Plan is not approved by the requisite vote of the shareholders entitled to vote at a duly called shareholders' meeting at which a quorum representing a majority of all voting stock is present in person or by proxy, then this Plan and all Options and Awards then outstanding under it shall forthwith automatically terminate and be of no force or effect.

     8. Option Documents and Terms. Each Option granted under the Plan shall be a Non-qualified Stock Option unless the Option shall be specifically designated at the time of grant to be an ISO for Federal income tax purposes. If any Option designated an ISO is determined for any reason not to qualify as an incentive stock option within the meaning of Section 422 of the Code, such Option shall be treated as a Non-qualified Stock Option for all purposes under the provisions of the Plan. Options granted pursuant to the Plan shall be evidenced by the Option Documents in such form as the Committee shall from time to time approve, which Option Documents shall comply with and be subject to the following terms and conditions and such other terms and conditions as the Committee shall from time to time require which are not inconsistent with the terms of the Plan.

          (a) Number of Option Shares. Each Option Document shall state the number of Shares to which it pertains. An Optionee may receive more than one Option, which may include Options which are intended to be ISO's and Options which are not intended to be ISO's, on the terms and subject to the conditions and restrictions of the Plan.

          (b) Option Price. Each Option Document shall state the Option Price which, for a Non-qualified Stock Option, may be less than, equal to, or greater than the Fair Market Value of the Shares on the date the Option is granted and, for an ISO, shall be at least 100% of the Fair Market Value of the Shares on the date the Option is granted as determined by the Committee in accordance with this Subsection 8(b); provided, however, that if an ISO is granted to an Optionee who then owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price shall be at least 110% of the Fair Market Value of the Shares on the date the Option is granted. If the Common Stock is traded in a public market, then the Fair Market Value per share shall be, if the Common Stock is listed on a national securities exchange or included in the NASDAQ System, the last reported sale price thereof for the "Valuation Date" (as hereinafter defined), or, if the Common Stock is not so listed or included, the mean between the last reported "bid" and "asked" prices thereof on the Valuation Date, as reported on NASDAQ or, if not so reported, as reported by the National Daily Quotation Bureau, Inc. or as reported in a customary financial reporting service, as applicable and as the Committee determines. If the Common Stock is not traded in a public market, Fair Market Value shall be determined in good faith by the Committee. For purposes of the determination of Fair Market Value under this Section 8(b), the Valuation Date shall be the immediately preceding business day unless the transaction with respect to which Fair Market Value is being determined occurs following the closing of the exchange, the NASDAQ System, NASDAQ or the financial reporting service, as applicable, in which case the Valuation Date shall be the date on which the transaction occurs.

          (c) Exercise. No Option shall be deemed to have been exercised prior to the receipt by the Company of written notice of such exercise and (unless arrangements satisfactory to the Company have been made for payment through a broker in accordance with procedures permitted by Regulation P of the Federal Reserve Board) of payment in full of the Option Price for the Shares to be purchased. Each such notice shall specify the number of Shares to be purchased and shall (unless the Shares are covered by a then current registration statement or a Notification under Regulation A under the Act), contain the Optionee's acknowledgment in form and substance satisfactory to the Company that
(a) such Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (b) the Optionee has been advised and understands tha
(i) the Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (ii) the Company is under no obligation to register the Shares under the Act or to take any action which would make available to the Optionee any exemption from such registration, (c) such Shares may not be transferred without compliance with all applicable federal and state securities laws, and (d) an appropriate legend referring to the foregoing restrictions on transfer and any other restrictions imposed under the Option Documents may be endorsed on the certificates. Notwithstanding the foregoing, if the Company determines that issuance of Shares should be delayed pending (A) registration under federal or state securities laws, (B) the receipt of an opinion of counsel satisfactory to the Company that an appropriate exemption from such registration is available, (C) the listing or inclusion of the Shares on any securities exchang or an automated quotation system or (D) the consent or approval of any
governmental   regulatory  body  whose  consent  or  approval  is
necessary in connection with the issuance of such Shares, the Company may defer exercise of any Option granted hereunder until any of the events described in this sentence has occurred.

          (d) Medium of Payment. Subject to the terms of the applicable Option Document, an Optionee shall pay for Shares (i) in cash, (ii) by certified or cashier's check payable to the order of the Company, or (iii) by such other mode of payment as the Committee may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. The Optionee may also exercise the Option in any manner contemplated by
Section 11. Furthermore, payment may be made in whole or in part in shares of the Company's Common Stock held by the Optionee. If payment is made in whole or in part in shares of the Company's Common Stock, then the Optionee shall deliver to the Company certificates registered in the name of such Optionee representing the shares owned by such Optionee, free of all liens, claims and encumbrances of every kind and having an aggregate Fair Market Value on the date of delivery that is at least as great as the Option Price of the Shares (or relevant portion thereof) with respect to which such Option is to be exercised by the payment in shares of Common Stock, endorsed in blank or accompanied by stock powers duly endorsed in blank by the Optionee. In the event that certificates for shares of the Company's Common Stock delivered to the Company represent a number of shares in excess of the number of shares required to make payment for the Option Price of the Shares (or relevant portion thereof) with respect to which such Option is to be exercised by payment in shares of Common Stock, the stock certificate or certificates issued to the Optionee shall represent (i) the Shares in respect of which payment is made, and (ii) such excess number of shares. Notwithstanding the foregoing, the Committee may impose from time to time such limitations and prohibitions on the use of shares of the Common Stock to exercise an Option as it deems appropriate.

          (e) Duration of Options.


          i. Each Option and all rights thereunder shall expire and the Option shall no longer be exercisable on a date not later than ten (10) years from the date on which the Option was granted. Options shall expire and cease to be exercisable on such earlier date as the Committee may determine at the time of grant, and Options also shall be subject to termination before their expiration date as provided in the Plan or in the applicable Option Document.

          ii. In the case of an ISO, if the Optionee on the date of grant owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of an Affiliate then the Option Document applicable thereto shall specify an expiration date that is (or is not later than) the fifth anniversary of the date of grant.

          iii. The Board of Directors may set an accelerated expiration date in the event of the liquidation or dissolution of the Company.

          (f) Effect of Termination of Employment.

          i. In the event of termination of an Optionee or Grantee's employment or service with the Company and Affiliates or status as a director by reason of such Optionee or Grantee's death or disability, any outstanding Option or Award held by such Optionee or Grantee shall, notwithstanding the extent to which such Option or Award was exercisable prior to termination of employment, immediately become exercisable as to the total number of Shares purchasable thereunder. In the event of termination of an Optionee or Grantee's employment or service with the Company and Affiliates or status as a director by reason of such Optionee or Grantee's retirement with the consent of the Board or in accordance with an applicable tax-qualified retirement plan, any outstanding Option or Award held by such Optionee or Grantee shall be exercisable only to the extent to which such Option or Award was exercisable immediately prior to retirement. Any such Option or Award that is exercisable under this Subsection 8(f)(i) shall remain so exercisable at any time prior to its expiration date or, if earlier, the first anniversary of termination of the Optionee or Grantee's employment or service with the Company and Affiliates or status as a director.

          ii. In the event of termination of an Optionee's or Grantee's employment or service with the Company or status as a director for any reason other than death, disability, or retirement with the consent of the Board or in accordance with an applicable tax-qualified retirement plan, any outstanding Option or Award held by such Optionee or Grantee shall be exercisable only to the extent such Option or Award was exercisable immediately before such termination and shall remain so exercisable for a period ending on the earlier of the expiration date of the Option or Award and a date ninety (90) days after the termination of employment or service with the Company or status as director. Whether an authorized leave of absence or absence in military or government service shall constitute termination of employment or service with the Company or status as a director shall be determined by the Board. Transfer of employment between the Company and an Affiliate or between one Affiliate and another shall not constitute termination of employment.

          iii. Notwithstanding anything to the contrary contained in the Plan or an Option Document, an ISO shall be treated as a Non-qualified Stock Option to the extent such ISO is exercised at any time after the expiration of the time period permitted under the Code for the exercise of an ISO.

          (g) Transfers. No ISO granted under the Plan may be transferred, except by will or by the laws of descent and distribution except as otherwise set forth in the Option Document or to the extent that the Committee otherwise determines. An Optionee may transfer any Non-qualified Stock Option to such Optionee's family members, entities for the benefit of such family members and such other persons as the Committee may determine; provided that the Optionee receives no consideration for the transfer and the transferred Non-qualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to the Non-qualified Stock Option immediately before the transfer. Except as otherwise set forth above, Options are not transferable.

          (h) Limitation on ISO Grants. To the extent that the aggregate fair market value of the shares of Common Stock (determined at the time the ISO is granted) with respect to which ISO's under all incentive stock option plans of the Company or its Affiliates are exercisable for the first time by the Optionee during any calendar year exceeds $ 100,000, such ISO's shall, to the extent of such excess, be treated as Non-qualified Stock Options.

          (i) Other Provisions. Subject to the provisions of the Plan, the Option Documents shall contain such other provisions including, without limitation, provisions authorizing the Committee to accelerate the exercisability of all or any portion of an Option granted pursuant to the Plan, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Committee shall deem advisable.

          (j) Amendment. Subject to the provisions of the Plan, the Committee shall have the right to amend any Option Document or Award Agreement issued to an Optionee or Award holder, subject to the Optionee's or Award holder's consent if such amendment is not favorable to the Optionee or Award holder, or if such amendment has the effect of changing an ISO to a Non-Qualified Stock Option, except that the consent of the Optionee or Award holder shall not be required for any amendment made pursuant to Subsection 8(e)(iii) or Section 9 of the Plan, as applicable.

     9. Change of Control.

          (a) Definition. A "Change of Control" shall be deemed to have occurred upon the earliest to occur of the following events:

          i. any "person" as such term is used in Sections 13(d) and 14(d) of the Exchange Act other than the Company, any subsidiary of the Company, any "person" (as hereinabove defined) acting on behalf of the Company as underwriter pursuant to an offering who is temporarily holding securities in connection with such offering, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any "person" (as hereinabove defined) who, on the date the Plan is effective, shall have been the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of or have voting control over shares of capital stock of the Company possessing more than twenty-five percent (25%) of the combined voting power of the Company's then outstanding securities is or becomes the "beneficial owner" (as hereinabove defined), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities;

          ii. during any period of not more than two consecutive years (not including any period prior to the date the Plan is effective), individuals who at the beginning of such period constitute the Board of Directors, and any new director (other than a director designated by a "person" (as hereinabove defined) who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this Section 9) whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

          iii. the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or other legal entity, other than (1) a merger or consolidation which would result in the voting securities of the Company outstanding
immediately   prior  thereto   continuing  to  represent  (either  by  remaining
outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (2) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) other than a "person" who, on the date the Plan is effective, shall have been the "beneficial owner" (as hereinabove defined) of or have voting control over shares of capital stock of the Company possessing more than twenty five percent (25%) of the combined voting power of the Company's then outstanding securities acquires more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities;

          iv. the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect); or

          v. a "change of control" (as may hereinafter be defined by the Board of Directors for the express purposes of this Plan) has occurred.

          (a) Effect of Change of Control. In the event of a Change of Control, the Committee may take whatever action, if any, it deems necessary or desirable in its sole discretion with respect to the outstanding Options and Awards. Such action may include, without limiting the generality of the foregoing, (i) providing for the automatic acceleration of vesting and exercisability of the Options and/or the lapse of restrictions on Awards; (ii) after giving Optionees an opportunity to exercise their Options, terminating any or all unexercised Options at such time or times as the Committee may determine; (iii) requiring that Optionees and Grantees surrender their Options and Awards in exchange for a payment by the Company equal to the amount by which the Fair Market Value at that time of the Shares subject to the Options (to the extent the Options are then vested) or Awards exceeds the Option Price for the Shares and the purchase price, if any, for the Shares granted pursuant to an Award; and/or (iv) any combination of the foregoing actions and/or such alternative or additional actions as the Committee may specify. Any such action shall take place as of the date of the Change of Control or such other date as the Committee may specify.

          (b) Limitations. Notwithstanding the foregoing, no acceleration of vesting or exercisability, cancellation, lapse of restrictions, termination or payment shall occur with respect to any Option or Award if the Board of Directors (as constituted prior to the Change in Control date) reasonably determines in good faith, prior to the Change in Control, that all outstanding Options and/or Awards shall be assumed and honored, or new rights substituted therefor, by the party acquiring control of the Company; provided, however, that any such honored, assumed and/or substituted Options and/or Awards must provide the Optionee and/or Grantee with rights and benefits (including, but not limited to, substantially equivalent economic value, exercise and vesting provisions, and similar or better methods of exercise and payment) substantially equivalent to or better than the rights and benefits under the Optionee's and/or Grantee's outstanding Options and/or Awards prior to the transaction constituting the Change of Control.

     10. Adjustments on Changes in Capitalization.

          (a) If a dividend shall be declared upon the Common Stock payable in shares of Common Stock or if a stock split is declared with respect to the Common Stock, the number of shares of Common Stock then subject to any Option and SAR outstanding under the Plan and the number of Shares reserved for the grant of Options and Awards pursuant to the Plan but not yet subject to an Option or Award shall be adjusted by adding to each such Share the number of shares which would be distributable in respect thereof if such Shares had been outstanding on the date fixed for determining the shareholders of the Company entitled to receive such stock dividend or stock split. In the event that the outstanding shares of Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split, combination of shares, merger, consolidation or otherwise, ther shall be substituted for each share of Common Stock subject to any such Option and SAR and for each share of Common Stock reserved for the grant of Options and Awards pursuant to the Plan but not yet subject to an Option or Award, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock shall have been so changed or for which each such share shall have been exchanged. In the event there shall be any change, other than as specified above in this Section 10, in the number or kind of outstanding shares of Common Stock or of any stock or other securities into which such Common Stock shall have been changed or for which it shall have been exchanged, then if the Committee shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of Shares theretofore reserved for the grant of Options and SARs pursuant to the Plan but not yet subject to an Option or Award and of the Shares then subject to Options and SARs, suc adjustment shall be made by the Committee and shall be effective and binding for all purposes of the Plan and of each Option and Award outstanding thereunder. In the case of any such substitution or adjustment as provided for in this Section 10, the Option Price for each share of Common Stock or other security which shall have been substituted for each share of Common Stock covered by an outstanding Option shall be adjusted appropriately to reflect such substitution or adjustment.

          (b) Any adjustment under this Section 10 in the number of Shares subject to Options shall apply proportionately to only the unexercised portion of any Option granted hereunder. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next lower whole number of Shares.

          (c) The Committee shall have authority to determine the adjustments to be made under this Section, and any such determination by the Committee shall be final, binding and conclusive.

     11. Stock Appreciation Rights (SARs).

          (a) In General. Subject to the terms and conditions of the Plan, the Committee may, in its sole and absolute discretion, grant to an Optionee the right to surrender an Option to the Company, in whole or in part, and to receive in exchange therefor payment by the Company of an amount equal to the excess of the Fair Market Value of the shares of Common Stock subject to such Option, or portion thereof, so surrendered (determined in the manner described in section 8(b) as of the date the SARs are exercised) over the exercise price to acquire such shares (which right shall be referred to as an "Tandem SAR"). Such payment may be made, as determined by the Committee in accordance with subsection 11(c) below, either in shares of Common Stock or in cash or in any combination thereof. Subject to the terms and conditions of the Plan, the Committee may also grant Freestanding SARs, Tandem SARs or any combination of the two to eligible individuals at any time and from time to time, as determined by the Committee.

          (b) SAR Grant. Each Tandem SAR shall relate to a specific Option granted under the Plan and shall be granted to the Optionee concurrently with the grant of such Option by inclusion of appropriate provisions in the Option Document pertaining thereto. The number of Tandem SARs granted to an Optionee shall not exceed the number of shares of Common Stock which such Optionee is entitled to purchase pursuant to the related Option. The number of Tandem SARs held by an Optionee shall be reduced by (i) the number of SARs exercised under the provisions of the Option Document pertaining to the related Option, and (ii) the number of shares of Common Stock purchased pursuant to the exercise of the related Option. Each Freestanding SAR shall have a grant price equal to the Fair Market Value of the Common Stock on the date of the grant of the SAR.

          (c) Payment. The Committee shall have sole discretion to determine whether payment in respect of SARs granted to any Grantee or other individual shall be made in shares of Common Stock, or in cash, or in a combination thereof. If payment is made in Common Stock, the number of shares of Common Stock which shall be issued pursuant to the exercise of SARs shall be determined by dividing (i) the total number of SARs being exercised, multiplied by the amount by which the Fair Market Value (as determined under section 8(b)) of a share of Common Stock on the exercise date exceeds the exercise price for shares covered by the related Option, by (ii) the Fair Market Value of a share of Common Stock on the exercise date of the SARs. No fractional share of Common Stock shall be issued on exercise of an SAR; cash shall be paid by the Company to the individual exercising an SAR in lieu of any such fractional share. If payment on exercise of an SAR is to be made in cash, the individual exercising the SAR shall receive in respect of each share to which such exercise relates an amount of money equal to the difference between the Fair Market Value of a share of Common Stock on the exercise date and the exercise price for shares covered by the related Option.

          (d) Limitations. SARs shall be exercisable at such times and under such terms and conditions as the Committee, in its sole and absolute discretion, shall determine; provided, however, that a Tandem SAR may be exercised only at such times and by such individuals as the related Option under the Plan and the Option Agreement may be exercised.

          (e) Termination of SARs. Each Freestanding SAR Award Agreement will set forth the extent to which the Participant has the right to exercise the SAR after his or her termination of employment with the Company and its Affiliates. Each Tandem SAR shall terminate in accordance with the terms of the Plan for the associated Option. These terms will be determined by the Committee in its sole discretion, need not be uniform among all SARs issued under the Plan, and may reflect, among other things, distinctions based on the reasons for termination of employment.

          (f) Nontransferability of SARs. Except as otherwise provided in an SAR Award Agreement or a related Option Agreement, no SAR may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in an SAR Award Agreement, all SARs will be exercisable during a Grantee's lifetime only by the Grantee or the Grantee's guardian or legal representative. The Committee may, in its discretion, require a Grantee's guardian or legal representative to supply it with evidence the Committee deems necessary to establish the authority of the guardian or legal representative to act on behalf of the Grantee.

     12. Terms and Conditions of Awards. Awards granted pursuant to the Plan shall be evidenced by written Award Agreements in such form as the Committee shall from time to time approve, which Award Agreements shall comply with and be subject to the following terms and conditions and such other terms and conditions which the Committee may from time to time require which are not inconsistent with the terms of the Plan.

          (a) Number of Shares. Each Award Agreement shall state the number of shares of Common Stock to which it pertains.

          (b) Grant. Stock certificates evidencing Shares granted pursuant to an Award shall be issued in the sole name of the Grantee. Notwithstanding the foregoing, as a precondition to a grant, the Company may require an acknowledgment by the Grantee as required with respect to Options under Section 8.

          (c) Conditions. The Committee may specify in an Award Agreement any conditions under which the Grantee of that Award shall be required to convey to the Company the Shares covered by the Award. Upon the occurrence of any such specified condition, the Grantee shall forthwith surrender and deliver to the Company the certificates evidencing such Shares as well as completely executed instruments of conveyance. The Committee, in its discretion, may provide that certificates for Shares transferred pursuant to an Award be held in escrow by the Company or an officer of the Company until such time as each and every condition has lapsed and that the Grantee be required, as a condition of the Award, to deliver to such escrow agent or Company officer stock powers covering the Award Shares duly endorsed by the Grantee. Unless otherwise provided in the Award Agreement, distributions made on Shares held in escrow will be deposited in escrow, to be distributed to the party becoming entitled to the Shares on which the distribution was made. Stock certificates evidencing Shares subject to conditions shall bear a legend to the effect that the Common Stock evidenced thereby is subject to repurchase or conveyance to the Company in accordance with an Award made under the Plan and that the Shares may not be sold or otherwise transferred.

          (d) Lapse of Conditions. Upon termination, or lapse of each and every forfeiture condition, if any, the Company shall cause certificates without the legend referring to the Company's repurchase right (but with any other legends that may be appropriate) evidencing the Shares covered by the Award to be issued to the Grantee upon the Grantee's surrender of the legended certificates held by him or her to the Company.

          (e) Rights as Stockholder. Upon payment of the purchase price, if any, for Shares covered by an Award and compliance with the acknowledgment requirement of Subsection 12(b), the Grantee shall have all of the rights of a stockholder with respect to the Shares covered thereby, including the right to vote the Shares and receive all dividends and other distributions paid or made with respect thereto, except to the extent otherwise provided by the Committee or in the Award Agreement.

     13. Amendment of the Plan. The Board of Directors of the Company may amend the Plan from time to time in such manner as it may deem advisable. Nevertheless, the Board of Directors of the Company may not change the class of individuals eligible to receive an ISO or increase the maximum number of Shares as to which Options may be granted without obtaining approval, within twelve months before or after such action, by the stockholders in the manner required by applicable state law. Notwithstanding anything herein to the contrary, the Committee may, at its sole discretion, amend the Plan and any outstanding Option or Award to (i) eliminate any provision it determines is no longer required to comply with Rule 16b-3 as a result of revisions to Rule 16b-3 which are generally effective after the date the Plan is effective or (ii) provide the holder of the Option or Award an exemption from potential liability under
Section 16(b) of the Exchange Act and the rules and regulations thereunder.

     14. No Commitment to Retain. The grant of an Option or Award pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Affiliate to retain the Optionee or Grantee as an employee, consultant or advisor of the Company or any Affiliate, as a member of the Board of Directors or in any other capacity.

     15. Withholding of Taxes. In connection with any event relating to an Option or Award, the Company shall have the right to (a) require the recipient to remit or otherwise make available to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such Shares or
(b) take whatever other action it deems necessary to protect its interests with respect to tax liabilities. The Company's obligations under the Plan shall be conditioned on the Optionee's or Grantee's compliance, to the Company's satisfaction, with any withholding requirement.

     16. Parachute Payments. Notwithstanding anything herein to the contrary, if the right to receive or benefit from any grant of an Option or an Award, either alone or together with payments that an Optionee or Grantee has the right to receive from the Company, would constitute a "parachute payment" under Section 280G of the Code, all such payments may be reduced, in the discretion of the Committee, to the largest amount that will avoid an excise tax to the Optionee or Grantee under Section 280G of the Code.

     17. Interpretation. The Plan is intended to enable transactions under the Plan with respect to directors to satisfy the conditions of Rule 16b-3; to the extent that any provision of the Plan would cause a conflict with such conditions or would cause the administration of the Plan as provided in Section 3 to fail to satisfy the conditions of Rule 16b-3, such provision shall be deemed null and void to the extent permitted by applicable law.